Gennari Aronson, LLP 250 First Avenue Suite 200 Needham, MA 02494	Ph: 781.719.9900 Fax: 781.719 9850 www.galawpartners.com

October 9, 2020

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, North East

Washington, DC 20549-3030

Attention: Karina Dorin and Timothy S. Levenberg

Re:	Yellowstone Acquisition Company

Registration Statement on Form S-1

Filed September 25, 2020

File No. 333-249035

Ladies and Gentlemen:

On behalf of Yellowstone Acquisition Company (“YAC” or the “Company”), we are submitting this letter in response to your comment letter dated October 7, 2020 with respect to YAC’s Registration Statement on Form S-1 (the “Registration Statement”), which is referenced above. Filed herewith via EDGAR is Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will supplementally provide the Staff via overnight courier four copies of Amendment No. 1, which has been marked to show changes from the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to Amendment No. 1 as marked.

Summary – Our Business Strategy, page 5

1.	In this section and elsewhere you appear to use the term “we” to refer interchangeably to the registrant, a newly organized blank check company; members of the registrant’s management; your sponsor or its employees or affiliates; and Boston Omaha Corporation and certain members of its management team. Please revise the disclosure as appropriate to clarify in each case whether you are referring to the registrant, to BOC, to your sponsor, or to some combination thereof.

RESPONSE:	The disclosure has been revised in Amendment No. 1 to clarify to which party or parties the term “we” refers. We have also made similar changes in the Business section of the Registration Statement.

Capitalization, page 66

2.	Please tell us why you have not classified the $110 par value of the Class A shares within As Adjusted total stockholders’ equity.

RESPONSE:	This figure has been adjusted to classify the $110 within “As Adjusted total stockholder’ equity.”

Securities and Exchange Commission

October 9, 2020

Item 16. Exhibits and Financial Statement Schedules

23.1 Consent of KPMG LLP, page II-6

3.	Revise your filing to provide a consent from your independent accountant that references their report dated September 9, 2020.

RESPONSE:	Amendment No. 1 contains a revised consent from the independent accountant that references the applicable report.

General

4.	We note that the forum selection provision in Article XII of your Amended and Restated Certificate of Incorporation states that the Court of Chancery shall be the exclusive forum for the resolution of any complaint asserting a cause of action in the listed instances, which include derivative actions and could also appear to encompass actions arising under the Securities Act or the Exchange Act. The provision includes language suggesting that the federal courts would be the exclusive forum for Securities Act actions, but that in turn is “subject to the preceding provisions of this Section 12.1.” However, we note you disclose on pages 56 and 121 of the prospectus that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. If the provision applies to Securities Act claims, please revise your prospectus to so disclose and also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules. If this provision does not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in your Amended and Restated Certificate states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

RESPONSE:	The forum selection provision in Article XII of the Amended and Restated Certificate of Incorporation has been amended to address the concerns raised in the comment.

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Securities and Exchange Commission

October 9, 2020

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (781) 719-9803 or, in my absence, to Joseph B. Ramadei at (781) 719-9813. Thank you.

Sincerely yours,

/s/ Neil H. Aronson
Neil H. Aronson

cc:	Alex B. Rozek, Yellowstone Acquisition Company

Adam K. Peterson, Yellowstone Acquisition Company

Joshua P. Weisenburger, Yellowstone Acquisition Company

Joseph B. Ramadei, Gennari Aronson, LLP

Zachary R. Fountas, Gennari Aronson, LLP

Derek Dostal, Davis Polk & Wardwell LLP

Elliot M. de Carvalho, Davis Polk & Wardwell LLP

Yushen Liu, Davis Polk & Wardwell LLP

Donald C. Shimmin, KPMG LLP

Jason A. John, KPMG LLP